REGNUM CORP.

1541 Ocean Avenue

Santa Monica, CA 90401

Tel: (310) 881-6954

March 28, 2018

VIA EMAIL AND EDGAR

Jim Dunn

Jean Yu

Julie Griffith

Justin Dobbie - Legal Branch Chief

U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

GriffithJ@SEC.GOV

Re:	Regnum Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed February 12, 2018 File No. 333-222083

Dear Sirs/Mesdames:

This correspondence of Regnum Corp., a Nevada corporation (the “Company”) is in reference to the submission by the Company of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on February 12, 2018. We are in receipt of your email to the Company, dated February 26, 2018, and this letter is written in response thereto. We have reproduced your 1 comment below, highlighted in bold, with our responses following immediately thereafter.

Financial Statements

1.	COMMENT. Please file updated audited financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We have updated the Company’s amended registration statement to include the audited financials for the year ended December 31, 2017 in accordance with Rule 8-08 of Regulation S-X.

U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE

March 28, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

REGNUM CORP.

By:	/s/ Tiffani Jones
Tiffiani Jones
Chief Executive Officer